MID PENN BANCORP, INC.

349 Union Street

Millersburg, Pennsylvania 17061

July 14, 2010

VIA EDGAR

Kathryn McHale, Esquire

Senior Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.W.

Washington, D.C. 20549

Re:	Mid Penn Bancorp, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Form 10-Q for fiscal quarter ended March 31, 2010

File No. 000-13677

Dear Ms. McHale:

We acknowledge receipt of the Staff’s comment letter, dated June 29, 2010, with respect to the filings referenced above of Mid Penn Bancorp, Inc. Pursuant to our conversation with the Staff, this letter will confirm that we are in the process of compiling certain information necessary to complete the response and that we expect to file the response by July 30, 2010.

If you have any questions or further comments with respect to these matters, please contact the undersigned at (717) 692-2133 (extension 107).

Very truly yours, MID PENN BANCORP, INC.

/s/ Kevin W. Laudenslager
Kevin W. Laudenslager
Chief Financial Officer